Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

On October 21, 2019, Progenics Pharmaceuticals, Inc. issued the following press release disclosing a letter it intends to mail to its shareholders:

Progenics Sends Letter to Shareholders

Calls Out Velan’s Pattern of Disregard for Good Corporate Governance and Business Ethics

Reminds Shareholders to Sign and Return Progenics’ WHITE Consent Revocation Card

NEW YORK, October 21, 2019 – Progenics Pharmaceuticals, Inc. (NASDAQ:PGNX), an oncology company developing innovative targeted medicines and artificial intelligence to find, fight and follow cancer, today issued the following letter that it intends to mail to shareholders, highlighting Velan Capital L.P.’s (“Velan”) history of poor corporate governance, bad faith negotiating and the uncertainty surrounding its recently announced, unproven strategic plan.

October 21, 2019

Dear Fellow Shareholder,

You have an important decision to make regarding your investment in Progenics. As you are likely aware, Velan Capital, L.P. (“Velan”), an 11.7% shareholder, is attempting to gain control of five of the seven seats on Progenics’ Board through a costly and disruptive consent solicitation campaign. Your Board has made numerous good-faith efforts to reach a reasonable settlement, but to no avail.

Since this campaign began, Velan has demonstrated a disturbing and cavalier disregard for good corporate governance and business ethics:

●	First, in March 2019, Velan tried to replace 6 out of 7 directors on your Board with candidates whose backgrounds included serious ESG concerns, such as price gouging and unlawful kickbacks;

●

Second, Velan has refused no less than seven constructive and reasonable settlement proposals made by Progenics. These proposals took into account substantial shareholder feedback received since the 2019 Annual Meeting barely three months ago and would have provided Velan with outsized influence over the Board and management relative to its stake in the Company; and

●

Third, the timing of Velan’s consent solicitation forces ALL shareholders to make a decision on the composition of your Board before complete information is available regarding the value maximizing transaction recently announced with Lantheus. This attempts to interfere with the voting franchise by preventing a fully informed shareholder vote on whether to remove and replace directors.

Shareholders should not be deceived by Velan, which has always had one true intention: to take control of your Board and the management of your Company without paying you a premium.

For the reasons we detail below, your Board strongly urges you to protect the future of your investment by signing and returning Progenics’ WHITE Consent Revocation Card and discarding any Green Consent Cards you receive from Velan.

TRANSACTION WITH LANTHEUS WILL CREATE VALUE FOR SHAREHOLDERS

Your Board negotiated a compelling strategic transaction with Lantheus Medical Imaging, Inc., a global leader in the development, manufacture and commercialization of innovative diagnostic imaging agents and products. The transaction offers Progenics shareholders a 35% ownership stake in the combined company with strong prospects for improved top line growth, enhanced operational execution and significant synergy opportunities. Additionally, the transaction, which is the culmination of a several year-long relationship between the two companies, provides for a strong board and management team with deep experience in the development, manufacturing and commercialization of radiopharmaceuticals to lead the combined company. Progenics and Lantheus began discussions regarding a potential strategic transaction in early 2019, before Velan notified Progenics of its intention to nominate director candidates at Progenics’ 2019 Annual Meeting, and before Velan later commenced its “vote no” campaign and its current consent solicitation.

YOUR BOARD HEARD THE CALL FOR CHANGE AT THE ANNUAL MEETING AND HAS MADE CLEAR AND DECISIVE CORPORATE GOVERNANCE IMPROVEMENTS SINCE THAT TIME

Since the Annual Meeting and in response to shareholder feedback, your Board has taken clear and decisive steps to improve the Company’s corporate governance. These actions include reconstituting Board committees and naming new Committee Chairs, accepting and effecting the resignations of Peter Crowley and Michael Kishbauch, adopting stock ownership guidelines for directors and management, reviewing and revising the Company’s compensation structure and enlisting Korn Ferry to identify two new directors as part of the Board’s ongoing refreshment efforts.

VELAN’S RECENT ACTIONS INDICATE ZERO REGARD FOR GOOD CORPORATE GOVERNANCE – DO YOU REALLY WANT TO HAND THEM THE KEYS?

Velan has already publicly wedded its supposedly independent nominees to implementing its recently disclosed plan, which is untested and speculative. In fact, as Velan has disclosed, its nominees have collaborated with Velan on this plan. Velan’s opposition to the proposed transaction and the timing of its consent solicitation are blatant attempts to influence your opinion about the incumbent board and the transaction before complete information about the transaction is available to all shareholders to fully evaluate. Notably, Velan’s opposition to the Lantheus transaction was immediate and made without complete disclosure of the details of the transaction. We strongly believe that this fact pattern calls into question the independence of Velan’s nominees and the likelihood that they would fully and fairly consider the proposed Lantheus transaction, or any others for that matter, as their fiduciary duties would demand. Shareholders should sharply scrutinize Velan’s and its nominees’ commitment to proper corporate governance practices based on Velan’s own public statements.

DESPITE OUR ATTEMPTS TO SETTLE IN GOOD FAITH, VELAN CONTINUALLY MOVED THE GOALPOSTS IN NEGOTIATIONS

While your Board has continued to work constructively with Velan in an attempt to reach a mutually agreeable settlement, Velan has proven to be both unwilling and unreasonable, refusing to work collaboratively and in the best interests of all shareholders. Since April 30, 2019, the date we first presented a settlement offer to Velan, Progenics has made six additional proposals to Velan, both before and after the Company’s 2019 Annual Meeting. Velan has refused them all.

Most recently, your Board made a settlement proposal that included the resignation of CEO Mark Baker, which Velan rejected, despite previously indicating that Mr. Baker’s resignation was the single gating item to an amicable resolution. Mr. Baker was willing to step down if by doing so he could resolve the consent solicitation and afford shareholders the opportunity to properly evaluate and vote on the compelling transaction he helped to negotiate. However, Velan once again rejected the settlement offer by moving the goalposts and demanding nothing less than majority Board representation, in addition to Mr. Baker’s resignation. While Velan may have initially called for a change to a minority of the Board, it is clear that it will settle for nothing less than full control.

Given Velan’s behavior and bad faith negotiations, no resolution in the best interests of all shareholders could be reached. Further, Velan’s changing demands are forcing shareholders to vote on the composition of your Board before the full information is available about the benefits of the transaction.

PROTECT THE FUTURE OF YOUR INVESTMENT – SIGN AND RETURN THE WHITE CONSENT REVOCATION CARD

Your Board is committed to adhering to strong corporate governance standards and acting in the best interest of its shareholders. Your Board carefully evaluated the Lantheus transaction with the assistance of independent financial and legal advisors and unanimously determined that the transaction is in the best interest of the Company and our shareholders.

We believe consenting to Velan’s proposals will replace your Board with nominees who will:

●	act in alliance with Velan, who has displayed a total disregard for good corporate governance;
●	share Velan’s opposition of our value enhancing transaction without having all of the information; and
●	not act in the best interest of all of our shareholders.

We urge you to support your Company’s Board by signing, dating and returning the enclosed WHITE Consent Revocation Card TODAY. If you receive a Green Consent Card from Velan, please discard it. If you have any questions or require assistance, please contact Progenics’ proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or PGNX@mackenziepartners.com.

Sincerely,

The Progenics Board of Directors

About PROGENICS

Progenics is an oncology company focused on the development and commercialization of innovative targeted medicines and artificial intelligence to find, fight and follow cancer, including: therapeutic agents designed to treat cancer (AZEDRA®, 1095, and PSMA TTC); prostate-specific membrane antigen (“PSMA”) targeted imaging agents for prostate cancer (PyL™ and 1404); and imaging analysis technology (aBSI and PSMA AI). Progenics has three commercial products, AZEDRA, for the treatment of patients with unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma (rare neuroendocrine tumors of neural crest origin) who require systemic anticancer therapy; and oral and subcutaneous formulations of RELISTOR® (methylnaltrexone bromide) for the treatment of opioid-induced constipation, which are partnered with Bausch Health Companies Inc.

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the proposed transaction between Progenics and Lantheus (the “merger”); the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus does business, or on Progenics’ or Lantheus’ operating results and business generally; (v) Progenics’ or Lantheus’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiii) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; and (xv) uncertainties associated with the consent solicitation engaged in by Velan Capital, L.P. and certain other participants (the “Velan Consent Solicitation”). More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the Securities and Exchange Commission (“SEC”), including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Additional Information For Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the Velan Consent Solicitation, Progenics has filed a definitive consent revocation statement and accompanying WHITE consent revocation card with the SEC, which will also be mailed to Progenics’ stockholders. PROGENICS’ STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT REVOCATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE ACCOMPANYING WHITE CONSENT REVOCATION CARD BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain free copies of Progenics’ consent revocation statement, any amendments or supplements to the consent revocation statement, and other documents filed with the SEC by Progenics in connection with the consent revocation solicitation through the website maintained by the SEC at https://www.sec.gov.

In addition, in connection with the proposed merger, Lantheus intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Progenics and Lantheus that also constitutes a prospectus of Lantheus. Each of Progenics and Lantheus also plan to file other relevant documents with the SEC regarding the proposed merger. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Progenics and Lantheus. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Progenics or Lantheus through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus will also be available free of charge on Lantheus’ internet website at https://www.lantheus.com or by contacting Lantheus’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, its directors, executive officers and certain employees may be deemed participants in the solicitation of consent revocations in connection with the Velan Consent Solicitation. In addition, Progenics, Lantheus, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger.

Information regarding the participants of Progenics in the solicitation of consent revocations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Progenics’ definitive consent revocation statement filed with the SEC on October 8, 2019 in response to the Velan Consent Solicitation. Information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Other information about the directors and executive officers of Progenics is set forth in Progenics’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019.

Information about the directors and executive officers of Lantheus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus as described above.

Investor Contact

Melissa Downs

Investor Relations

(646) 975-2533

mdowns@progenics.com

Additional Investor Contact

Bob Marese / David Whissel

MacKenzie Partners, Inc.

(212) 929-5500

Media Contact

Michael Freitag / James Golden / Clayton Erwin

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

(PGNX-F)